February 3, 2009

VIA EDGAR

Mr. David R. Humphrey

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N. E.

Washington, D.C.  20549-3561

Re:          Courier Corporation

Form 10-K for the fiscal year ended September 27, 2008

File No. 000-07597

Dear Mr. Humphrey:

This letter is being submitted on behalf of Courier Corporation (the “Company”) in response to the comments of the staff of the Securities and Exchange Commission (the “SEC”), as set forth in your letter dated January 21, 2009 and received on January 21, 2009, with respect to the Company’s Form 10-K for the year ended September 27, 2008 filed with the SEC on November 26, 2008.  For reference purposes, the relevant portions of the text of the January 21, 2009 comment letter have been reproduced in italics herein, with the responses of the Company indented below each numbered comment.

SEC Comments and the Company’s Responses:

Item 8 – Financial Statements and Supplementary Data, page 16

1.  As your common stock security is registered pursuant to Section 12 (g) of the Exchange Act, it appears that your Form 10-K should be including quarterly financial data (and its related disclosures) for each full quarter within each of the two most recent fiscal years in accordance with the guidance in Item 8(a) in Form 10-K as well as the requirements of Item 302 of Regulation S-K.  Please advise and revise accordingly.

RESPONSE:

In future filings with the SEC beginning with the Form 10-K to be filed for the period ending September 26, 2009, we will include quarterly financial data for each full fiscal quarter in accordance with the guidance in Item 8(a) in Form 10-K as well as the requirements of Item 302 of Regulation S-K.

Five Year Financial Summary, page F-25

2.  Please revise your tabular presentation to present balance sheet data in a position of greater prominence.  For example, the ratios presented in the middle of the table should be moved to the bottom.  In this regard, the selected financial information generated directly from your consolidated financial statements should be presented in a more prominent position.  We suggest that you consider separate captions for the statement of operations, balance sheet and other data (ratios, etc.), accordingly.

RESPONSE:

In future filings with the SEC beginning with the Form 10-K to be filed for the period ending September 26, 2009, we will more prominently present balance sheet data, including using captions for statement of operations, balance sheet and other data.

Management’s Discussion and Analysis

Results of Operations

Impairment Charge, page F-28

3.  We note that you have both discussed the impairment charge’s impact on net income (and related per share amounts) and presented these non-GAAP financial measures exclusive of such charge here.  Please note that while a discussion solely of the impact of the impairment charge may be appropriate, the presentation of net income (and related per share amounts) exclusive of such charge are considered inappropriate non-GAAP financial measures under FR-65 and the specific guidance in Item 10(e)(ii)(B) of Regulation S-K.  Please remove both the tabular presentation calculating the non-GAAP measures and any narrative throughout your filing where you specifically state net income (and related per share amounts) exclusive of the impairment charge.  For example, your presentation of such a measure within your segment analysis on page F-31 should also be removed.

RESPONSE:

In future filings with the SEC beginning with our Form 10-Q for the period ended December 27, 2008, we will present only appropriate non-GAAP financial measures, if any, and present such measures in accordance with Item 10(e) of Regulation S-K.

Specialty Publishing Segment, page F-33

4.  In the Pretax Income (Loss) section, we note that the company announced in November 2008 that Creative Homeowner will exit the book distribution business.  Please tell us your consideration in reflecting this reporting unit component as a discontinued operation in accordance with the guidance in SFAS 144 in the 1st quarter of fiscal 2009 Form 10-Q to be filed.  In addition, please also tell us whether additional write-downs for this entity’s remaining goodwill and other intangible assets are expected in the first quarter 2009 as a result of this action plan.  Also, please clarify your note disclosure on whether you will be exiting this business through a sale, abandonment (cease operations), etc. and the impact on the consolidated financial statements, thereto.

RESPONSE:

Creative Homeowner is a subsidiary and reporting unit within Courier’s specialty publishing segment, publishing books on home design, decorating, landscaping, and gardening, and selling home plans. A pretax impairment charge of $24 million was recorded in the third quarter of our fiscal year ended September 27, 2008 after a precipitous decline in sales for Creative Homeowner during the third quarter of last year and a continued downturn in the U.S. housing market, resulting in a reduction in store traffic at home improvement centers and other large retail chain stores. There is $3.9 million of goodwill and other intangible assets remaining in the Creative Homeowner reporting unit at December 27, 2008. In response to the downturn, a variety of measures were taken at Creative Homeowner including headcount reductions, inventory write-downs, and a narrowing of editorial focus. Included in these measures was the decision to cease providing distribution services by terminating the distribution arrangement, which Creative Homeowner had been performing for only one of its customers, a nationwide retailer.  Creative Homeowner provided distribution services for a portion of this customer’s store network, managing the warehousing, distribution and placement of Creative Homeowner books, as well as books from other publishers.  Creative Homeowner’s books were sold into the remaining stores of this customer through another distributor.  This other distributor began providing distribution services to the stores serviced by Creative Homeowner at the end of December 2008 following termination of Creative Homeowner’s distribution arrangement.  Since then, all sales of Creative Homeowner’s books to this customer are sold through the remaining distributor.  As such, we believe that this action does not meet the definition of a discontinued operation per SFAS 144 for the following reasons.

Per SFAS 144, a “component of an entity” comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity.  After a subsidiary or reporting unit, a “component of an entity” would be an asset group, which group represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities.  Within Creative Homeowner, the cash flow of the distribution service was not clearly distinguished either operationally or for financial reporting purposes.  Warehousing and distribution for Creative Homeowner’s books and the distribution service to one of our customers were commingled.  The assets specifically associated with the distribution service were de minimis.  In our November 2008 press release about results for fiscal 2008, we announced that we expected to reduce the loss at Creative Homeowner by approximately $3 million in fiscal 2009.  This was our overall assessment of the savings from all of the measures taken to streamline Creative Homeowner’s operations and reduce market risks, which included headcount reductions, inventory write-downs, a tightening of editorial focus and ceasing the distribution service provided to one of our customers.

The impact of ceasing the distribution service was factored into our estimation of Creative Homeowner’s fair value in determining the impairment charge that was recorded in our fiscal 2008.  For the first quarter of our fiscal 2009, we revisited the key assumptions used in our fiscal 2008 impairment review and considered the impact of recent market and economic events.  We concluded that no events or changes in circumstances in our first quarter indicated that it was more likely than not that the fair value of Creative Homeowner’s assets had declined below their carrying value at the end of our first quarter of fiscal 2009. As such, no additional write-downs of Creative Homeowner’s goodwill or other intangible assets were recorded in the first quarter of fiscal 2009.  We will continue to monitor this going forward.

In prior disclosures of Creative Homeowner’s decision to cease its distribution services, including in our Annual Report on Form 10-K for the year ended September 27, 2008, we had indicated that Creative Homeowner had “exited the book distribution business.”  Although we believe that this disclosure was accurate, we acknowledge that the word “business” may be construed in a number of different ways.  Therefore, in our Quarterly Report on Form 10-Q for the quarter ended December 27, 2008, we describe the decision to cease distribution services in our Management’s Discussion and Analysis as follows:

“In November 2008, the Company announced that Creative Homeowner would cease its book distribution service for one nationwide retailer, which was accomplished at the end of December 2008.  This will allow Creative Homeowner to focus on its core publishing business.”

We believe that this disclosure addresses the concern raised in your comment.

* * * * *

In connection with the response to the SEC’s comments, the Company and its management acknowledge responsibility for the accuracy and adequacy of the disclosures made in the filing of the Company’s Annual Report on Form 10-K for the year ended September 27, 2008.  In addition, we recognize that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (978) 251-6243 or Kathleen Leon, Controller, at (978) 251-6242.

Very truly yours,

/s/ Peter M. Folger

Peter M. Folger
Senior Vice President and Chief Financial Officer
Courier Corporation
15 Wellman Avenue
North Chelmsford, MA 01863

PF: mq

Cc:          Amy Geddes, Securities and Exchange Commission

Joseph Foti, Securities and Exchange Commission

Kathleen Leon, Vice President and Controller, Courier Corporation

Rajeev Balakrishna, Vice President and General Counsel, Courier Corporation

Ray Bigelow, Partner, Deloitte & Touche LLP

Robert Whalen, Partner, Goodwin Procter, LLP